# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Puerto Rico Residents Tax-Free Fund IV, Inc., CIK 0001847286
CUSIP: 74527N108
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 270 Munoz Rivera Avenue, Suite 1110, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 636,494; sole dispositive power 0; shared dispositive power 636,494; aggregate amount beneficially owned 636,494 (6.9% of the class)
  Comment: Box 13 - The percentages used herein are calculated based upon 9,182,874 shares of common stock outstanding, which represents the shares outstanding as of November 19, 2025, according to the Issuer's preliminary proxy statement filed with the Securities and Exchange Commission (the "SEC") on December 3, 2025 (the "Fund Preliminary Proxy").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 636,494; sole dispositive power 0; shared dispositive power 636,494; aggregate amount beneficially owned 636,494 (6.9% of the class)
  Comment: Box 8 - These shares are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
  
  Box 13 - The percentages used herein are calculated based upon 9,182,874 shares of common stock outstanding as of November 19, 2025, as disclosed in the Fund Preliminary Proxy.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 441,808; sole dispositive power 0; shared dispositive power 441,808; aggregate amount beneficially owned 441,808 (4.8% of the class)
  Comment: Box 8 - Mr. Danial's Shared Voting Power consists of 441,708 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own, and 100 shares owned by Mr. Danial directly.
  
  Box 13 - The percentages used herein are calculated based upon 9,182,874 shares of common stock outstanding as of November 19, 2025, as disclosed in the Fund Preliminary Proxy.
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Puerto Rico Residents Tax-Free Fund IV, Inc.
Address of issuer's principal executive offices: 270 Munoz Rivera Avenue, Suite 1110, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed by the undersigned with the SEC on November 17, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on April 29, 2022, Amendment No. 3 filed on June 7, 2022, Amendment No. 4 filed on September 14, 2023, Amendment No. 5 filed on November 15, 2024, Amendment No. 6 filed on November 25, 2024, Amendment No. 7 filed on December 9, 2024, Amendment No. 8 filed on July 11, 2025 and Amendment No. 9 filed on December 4, 2025 (collectively, the "Schedule 13D"). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated as follows:

This Schedule 13D is filed by: (i) Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital"); (ii) William Heath Hawk, the managing member of Ocean Capital; (iii) Brent D. Rosenthal, as one of Ocean Capital's nominees for election to the Issuer's Board of Directors (the "Board") for the Issuers 2021 annual meeting of stockholders (the "2021 Annual Meeting"), (iv) Jose R. Izquierdo II, as of Ocean Capital's nominees for election to the Board at the 2021 Annual Meeting, (v) Ethan A. Danial, as one of Ocean Capital's nominees to the Board for the Issuer's 2025 annual meeting (the "2025 Annual Meeting"); and (vi) Ian McCarthy, as one of Ocean Capital's nominees to the Board for the 2025 Annual Meeting (together with Mr. Danial, the "2025 Nominees" and, collectively with Ocean Capital, Mr. Hawk, Mr. Rosenthal and Mr. Izquierdo, the "Reporting Persons").
Residence or business address: The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 1225 Ponce de Leon Ave., Suite 803, San Juan, Puerto Rico 00907. The business address of Mr. Danial is 954 Avenida Ponce De Leon, San Juan, Puerto Rico 00907. The business address of Mr. McCarthy is 1959 Loiza Street, Suite 401, San Juan, Puerto Rico 00911.
Present principal occupation or employment: The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund; (iv) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm; (v) Mr. Danial is serving as a Member, Authorized Officer and Manager at RAD Investments, LLC, an investment firm; and (vi) Mr. McCarthy is serving as a Managing Director at Fairview Asset Management, LLC, an investment management services firm.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Rosenthal, Izquierdo, Danial and McCarthy is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraphs: On December 8, 2025, Ocean Capital sent a letter by email to the Issuer (the "2025 Notice") providing notice of its intent to nominate the 2025 Nominees for election to the Board at the 2025 Annual Meeting, as may be supplemented or amended. The 2025 Nominees' biographies are set forth below.

Ethan A. Danial, age 28, is a Puerto Rico-based investment professional with experience in research and trading of defaulted and restructured Puerto Rico municipal bonds. Mr. Danial has been employed as a member, authorized officer and manager at RAD Investments, LLC, an investment firm in Puerto Rico, since January 2019. Additionally, from August 2017 through October 2022, Mr. Danial was the Vice President of Caribbean Capital and Consultancy Corp., an investment firm in Puerto Rico. Since May 20, 2025, Mr. Danial has served as a director and chairman of the board of Puerto Rico Residents Tax-Free Fund, Inc. ("PRRTFF I"), Puerto Rico Residents Tax-Free Fund VI, Inc. ("PRRTFF VI") and Tax Free Fund for Puerto Rico Residents, Inc. ("TFF I"). He has served as a director of Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. ("Fund IV") since May 20, 2025. Mr. Danial previously served as a director for Campo Caribe LLC, an agricultural business in Puerto Rico, from September 2019 to September 2022. Further, Mr. Danial served as a director at First Puerto Rico Tax-Exempt Target Maturity Fund VII, a Puerto Rico-based investment fund, from November 2020 until June 2021. Prior to Mr. Danial's employment at Caribbean Capital and Consultancy Corp., he earned his B.A. in Mathematics-Statistics from Columbia University in 2017. Since August 2023, Mr. Danial is studying for his J.D. at Harvard Law School. The Nominating Stockholder believes Mr. Danial's investment and research experience with municipal bond funds makes him qualified to serve as a director of the Fund.

Ian McCarthy, age 34, is a Puerto Rico-based investment professional with experience in unconventional debt restructurings and loan workouts in the commercial real estate finance space. Mr. McCarthy is currently a Managing Director at Fairview Asset Management, LLC, an investment management services firm based in Puerto Rico, where he has worked since June 2020. Prior to that, Mr. McCarthy served as Director, Originations & Fundraising, at Stabilis Capital Management, LP, a New York-based investment firm, from January 2018 until May 2020. He previously worked at Ten-X, a real estate trading software platform, from June 2014 to December 2017 and as an analyst at Rockwood Real Estate Advisors, a California real estate advisory firm. Since May 20, 2025, Mr. McCarthy has served as a director of PRRTFF I, PRRTFF VI, TFF I and Fund IV. He serves as the chairman of the Audit Committees and Dividend Committees of TFF I, PRRTFF I and PRRTFF VI. Mr. McCarthy earned his B.A. in Economics from Kenyon College in 2013. The Nominating Stockholder believes Mr. McCarthy's extensive investment and finance experience makes him qualified to serve as a director of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person based upon 9,182,874 shares of common stock outstanding as of November 19, 2025, as disclosed in the Fund Preliminary Proxy.

A. As of the close of business on December 8, 2025, Ocean Capital beneficially owned 636,494.00 shares of Common Stock representing approximately 6.9% of the outstanding Common Stock of the Issuer.

B. As of the close of business on December 8, 2025, William Heath Hawk beneficially owned 636,494.00 shares of Common Stock representing approximately 6.9% of the outstanding Common Stock of the Issuer.

C. As of the close of business on December 8, 2025, Brent D. Rosenthal beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

D. As of the close of business on December 8, 2025, Jose R. Izquierdo II beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

E. As of the close of business on December 8, 2025, Ethan A. Danial beneficially owned 441,808 shares of Common Stock representing approximately 4.8% of the outstanding Common Stock of the Issuer.

F. As of the close of business on December 8, 2025, Ian McCarthy beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Ocean Capital LLC

636,494.00

B. William Heath Hawk

636,494.00

C. Brent D. Rosenthal

0

D. Jose R. Izquierdo II

0

E. Ethan A. Danial

441,808.00

F. Ian McCarthy

0
Transactions in the class effected during the past sixty days:
A. Ocean Capital

Ocean Capital has not transacted in the securities of the Issuer during the past 60 days.

B. William Heath Hawk

William Heath Hawk has not transacted in the securities of the Issuer during the past 60 days.

C. Brent D. Rosenthal

Brent D. Rosenthal has not transacted in the securities of the Issuer during the past 60 days.

D. Jose R. Izquierdo II

Jose R. Izquierdo II has not transacted in the securities of the Issuer during the past 60 days.

E. Ethan A. Danial

Neither Mr. Danial nor RAD Investments, LLC, of which Mr. Danial is one of the managers, has transacted in the securities of the Issuer during the past 60 days.

F. Ian McCarthy

Ian McCarthy has not transacted in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On December 10, 2025, the Reporting Persons executed a Second Amended and Restated Joint Filing and Solicitation Agreement (the "Joint Filing and Solicitation Agreement") with respect to the joint filing of this Schedule 13D and any amendment thereto, an executed copy of which is attached hereto as Exhibit G. Other than the Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented with the following exhibit:

Exhibit G: Second Amended and Restated Joint Filing and Solicitation Agreement, dated December 10, 2025.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (12/10/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (12/10/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (12/10/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (12/10/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (12/10/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (12/10/2025)